

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Bob Myers
Chief Financial Officer
Predictive Oncology Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

> **Re: Predictive Oncology Inc.**
> **Registration Statement on Form S-1**
> **Filed September 30, 2022**
> **File No. 333-267689**

Dear Bob Myers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Benjamin Richie at 202-551-7857 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andrew Tataryn